FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 15, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc – update on ring-fencing plans

The Royal Bank of Scotland Group plc (“RBSG” and, together with its subsidiaries, “RBS Group”) announces that, following the update on further restructuring steps related to the implementation of the group’s ring-fencing strategy included in its announcement of 30 April 2018, a petition (the “Petition”) was presented to the Court of Session in Scotland (the “Court”) on 11 May 2018 for an order under Part VII of the Financial Services and Markets Act 2000 (“FSMA”) approving a Ring-Fencing Transfer Scheme (the “Scheme”) for the transfer of the customer interest rate and foreign exchange derivatives business of National Westminster Bank Plc (“NatWest Bank”) to NatWest Markets Plc (“NatWest Markets”).

A first hearing was held at the Court today and a hearing for the approval of the Scheme is expected to be held on 31 July 2018. If the Scheme is approved at that hearing, the expected effective date of the Scheme will be 13 August 2018 or any later date which NatWest Bank and NatWest Markets may agree with the Prudential Regulation Authority and the Financial Conduct Authority.

Implementation of the Scheme is subject, among other matters, to Court and other regulatory approvals.

Further information on the Scheme

Copies of the Petition, the full terms of the Scheme, a summary of its principal terms, the report of the skilled person relating to the Scheme and a summary of that report are available, free of charge, at www.rbs.com/ring-fencing or on request from NatWest Bank at 250 Bishopgate, London EC2M 4AA. A copy of any supplementary report of the skilled person will, if provided, also be so available. All of those documents will be available until the date of the Court hearing to approve (or “sanction”) the Scheme, expected to be on 31 July 2018.

General information on the RBS Group’s ring-fencing plans is also available at www.rbs.com/ring-fencing which contains links to previous RBSG announcements on its implementation of ring-fencing and to the FCA and PRA websites.

If you would like to know more or have any questions, please visit our website at www.rbs.com/ring-fencing.

Making your views known

Any person who considers that they would be adversely affected by the carrying out of the Scheme has two alternative ways of making sure the Court considers their views.

a)	Lodging formal objections with the Court

They have the right to lodge formal written objections (known as “Answers”) with the Court. If any person wishes to lodge Answers, they should seek independent legal advice. Answers are a formal Court document which must comply with the rules of the Court and are normally prepared by Scottish legal counsel. Answers must be lodged with the Court at Parliament House, Parliament Square, Edinburgh, EH1 1RQ within 42 days of the publication of the last of these notices, which is expected to be on or around 18 May 2018. The deadline for lodging Answers is 29 June 2018. In addition, Answers must be accompanied by a fee to the Court.

b)	In writing or in person

The Court will also consider any other, informal objections to the Scheme which are made in writing or in person at the hearing to consider approving the Scheme. If any person wishes to object in writing or in person at that hearing, they need to send a written statement of their views to all of the following:

i)	the Court (either by post or by hand to the above address);

ii)	NatWest Bank, either:

a.	by post or by hand to 250 Bishopsgate, London, EC2M 4AA; or

b.	by email to ringfencing@natwestmarkets.com; and

iii)	the Prudential Regulation Authority, either:

a.	by post to National Westminster Bank, Prudential Regulation Authority, Bank of England, Threadneedle Street, London, EC2R 8AH; or

b.	by submitting it online at http://www.bankofengland.co.uk/pra/Pages/authorisations/structuralreform/representations.aspx.

If any person wishes to object in this way, they need to do this by 5 p.m. on 11 July 2018, in order to ensure that the Court will consider their objection at the hearing to consider approving the Scheme. No fee is payable to the Court for objecting in this way.

The Court is also likely to consider any objections whether made in writing or in person, at the hearing to consider approving the Scheme, although it might not do so if the process for objecting described above has not been followed.

Further details on our ring-fencing plans

For more details of the additional restructuring steps and end-state ring fencing business model for the RBS Group, please refer to the 2017 RBSG Annual Report and Accounts on Form 20-F, including page 108.

For Further Information Contact:

RBS Investor Relations:

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

Paul Pybus

Head of Debt Investor Relations

+44 (0) 20 7678 1153

RBS Media Relations:

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	May 15, 2018	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary